
03027538



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
MARKET REGULATION

Doc Control
No Act
P.E 7.23.03
132-2435

Act	Securities Exchange Act of 1934
Section	14(e)
Rule	14e-5
Public Availability	July 23, 2003

July 23, 2003

David Leinwand
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006

Re: Tender Offer by Fintech Mobile Inc. for Grupo Iusacell, S.A. de C.V.
File No. TP 03-105

Dear Mr. Leinwand:

In regard to your letter dated July 23, 2003, as supplemented by conversations with the staff, our response is attached to the enclosed photocopy of your letter. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in our response has the same meaning as defined in your letter, unless otherwise noted.

Response:

Without necessarily concurring in your analysis and based on your representations and the facts presented in your letter, the United States Securities and Exchange Commission (Commission) hereby grants exemptions from Rules 14d-10 and 14e-5 under the Securities Exchange Act of 1934 (Exchange Act). The exemption from Rule 14d-10 is to permit *Fintech Advisory Inc.* (Fintech Advisory) and *Fintech Mobile Inc.* (Fintech Mobile) (collectively, the Prospective Purchasers) to make the U.S. Offer available only to all persons who hold ADSs and Series V Shares of *Grupo Iusacell, S.A.* (Iusacell) who are not resident in Mexico for the reasons described in your letter. All persons, including U.S. holders, are eligible to participate in the Mexican Offer for Series V Shares because the applicable law in Mexico does not permit any holders, including U.S. holders, to be excluded. The exemption from Rule 14e-5 is to permit the Prospective Purchasers to purchase or arrange to purchase Series V Shares of Iusacell pursuant to the Mexican Offer during the U.S. Offer. You do not request, and we do not grant, any relief regarding purchases or arrangements to purchase shares or ADSs otherwise than pursuant to the Offers.

The foregoing exemptions from Rules 14d-10 and 14e-5 are based solely on your representations and the facts presented and are strictly limited to the application of these rules to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations.

125 6654

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, including Sections 10(b) and 14(e) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the Offers. The Divisions express no view with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Commission, by the
Division of Corporation Finance,
pursuant to delegated authority,



Brian V. Breheny
Chief
Office of Mergers & Acquisitions
Division of Corporation Finance

For the Commission, by the
Division of Market Regulation,
pursuant to delegated authority,



James A. Brigagliano
Assistant Director
Division of Market Regulation

Securities Exchange Act of 1934
Rules 14d-10(a)(1) and 14e-5

CLEARY, GOTTLIEB, STEEN & HAMILTON
ONE LIBERTY PLAZA
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(212) 225-2000
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Writer's Direct Dial: (212) 225-2838
E-Mail: dleinwand@cgsh.com

July 23, 2003

Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Mr. Brian Brenehy

Office of Risk Management and Control
Division of Market Regulation
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D.C. 20549
Attention: Mr. Kevin Campion

Re: Proposed Tender Offer by Fintech Mobile Inc. for
Series V Shares and ADSs of Grupo Iusacell, S.A. de C. V.

Dear Messrs. Brenehy and Campion:

We are writing on behalf of our clients, Fintech Advisory Inc., a Delaware corporation ("Fintech Advisory"), and Fintech Mobile Inc., a Delaware corporation ("Fintech Mobile") and a wholly-owned subsidiary of Fintech Advisory, in order to request exemptive relief from the Securities and Exchange Commission (the "Commission") from provisions of Rules 14d-10(a)(1) and 14e-5 promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act"), in connection with proposed tender offers by Fintech Mobile (the "Fintech Offers") in the United States and in Mexico. Fintech Mobile intends to make two all-cash tender offers to acquire all of the outstanding equity securities, composed of Series A shares (the "Series A Shares"), Series V shares (the "Series V Shares") and American Depositary

Shares (the "ADSs," and together with the Series A Shares and the Series V Shares, collectively, the "Securities"), of Grupo Iusacell, S.A. de C.V., a variable stock corporation organized under the laws of the United Mexican States ("Iusacell").

As previously discussed with members of the staff of the Commission, the Fintech Offers will be substantially identical in all material respects (subject to certain exceptions described herein which are beneficial to Iusacell stockholders and are not material with respect to the requested relief) to the currently pending U.S. and Mexican tender offers for the Securities made by Movil Access, S.A. de C.V. ("Movil Access"), a wholly-owned subsidiary of Biper, S.A. de C.V. ("Biper"), which offers are scheduled to expire on July 29, 2003 and July 28, 2003, respectively (the "Movil Access Offers"). The Commission granted exemptions from Rules 14d-10(a)(1) and 14e-5 to Movil Access in connection with the Movil Access Offers on June 24, 2003. See *In the Matter of Movil Access, S.A. de C.V. for Grupo Iusacell, S.A. de C.V.*, Exchange Act File TP 03-93 (June 24, 2003). We hereby are requesting that the Commission grant Fintech Mobile identical relief to that granted in respect of the Movil Access Offers in order to permit Fintech Mobile to make competitive offers for the Securities at a significantly higher price per share than that currently offered by Movil Access (approximately double the Movil Access offer price as of the date hereof).

Iusacell is a foreign private issuer as defined in Rule 3b-4(c) promulgated under the Exchange Act. The ADSs are listed for trading on the New York Stock Exchange ("NYSE"). Each ADS represents one hundred Series V Shares. The Series A Shares and the Series V Shares are listed for trading on the Mexican Stock Exchange. The ADSs and Series V Shares are registered pursuant to Section 12(b) of the Exchange Act, and Iusacell is subject to the informational reporting requirements of the Exchange Act and files reports on Forms 20-F and 6-K with the Commission. The Series V Shares were registered not for trading but only in connection with the registration of the ADSs. The Series A Shares are not registered under the Exchange Act.

In Mexico, tender offers are regulated by the Securities Market Law (the "Securities Law"), the General Rules Applicable to Disclosable Stock Acquisitions and Public Tender Offers (the "Regulations"), issued by the National Banking and Securities Commission (*Comisión Nacional Bancaria y de Valores*, or the "CNBV") and which became effective on April 26, 2002, and by the General Provisions Applicable to Securities Issuers and to Other Securities Market Participants (the "General Rules") issued by the CNBV and which became effective on March 20, 2003.

Because both the Mexican and U.S. regulatory schemes would be applicable to an attempt to purchase all of the Securities, a dual tender offer would be required to complete such a transaction. As a result, like the pending Movil Access Offers, the Fintech Offers would consist of a simultaneous (i) United States tender offer (the "U.S. Offer") open to all holders of ADSs and to all holders of Series V Shares who are not resident in Mexico, and (ii) Mexican tender offer (the "Mexican Offer") open to all holders of Series A Shares and Series V Shares, including holders who are resident in the United States within the meaning of Rule 14d-1 under the Exchange Act ("U.S. Residents"). Holders of Series V Shares who are not resident in Mexico would be permitted to tender, at their option, into either the U.S. Offer or the Mexican

Offer. Each of the Fintech Offers will commence at the same time and prior to the expiration of the Movil Access Offers.

In connection with the proposed structure of the Fintech Offers, we hereby are requesting on behalf of Fintech Advisory and Fintech Mobile:

(i) exemptive relief from Rule 14d-10(a)(1) under the Exchange Act to permit the dual tender offer structure of the Fintech Offers described below; and

(ii) exemptive relief from Rule 14e-5 under the Exchange Act to permit Fintech Mobile to purchase Series V Shares pursuant to the Mexican Offer.

The Parties

1. Fintech Mobile and Fintech Advisory

Fintech Mobile is a Delaware corporation and a wholly-owned subsidiary of Fintech Advisory. Fintech Mobile has no business operations, and its sole purpose is making the Fintech Offers. Fintech Advisory is a Delaware corporation and an investment management company that is an investment adviser to, and as a result has investment discretion over, a fund that invests in debt securities of sovereign and private entities primarily in emerging markets. The fund over which Fintech Advisory has investment discretion and control owns approximately U.S.$35,000,000 of the debt securities of Iusacell and its subsidiaries. Neither Fintech Mobile nor Fintech Advisory owns any of the Securities.

2. Iusacell

According to Iusacell's Annual Report on Form 20-F for the year ended December 31, 2002 ("Iusacell Annual Report"), Iusacell is a wireless telecommunications service provider in Mexico with nearly 2.1 million mobile wireless customers at December 31, 2002. Iusacell holds and operates concessions in the 800 megaherz (MHz) band to provide cellular wireless services in five contiguous geographic regions comprising all of central and southern Mexico, and in the 1900 MHz band to provide PCS wireless services in two of the four regions in northern Mexico. Iusacell's service regions include Mexico City, Monterrey, Tijuana, Guadalajara, Leon, Puebla, Cancun and Merida, and when combined represent approximately 91 million points of presence comprising 90% of Mexico's total population.

According to the U.S. Offer to Purchase, dated June 30, 2003, of Movil Access, Iusacell's related statement on Schedule 14D-9, and the Iusacell Annual Report, Iusacell's two major shareholders, a group of subsidiaries of Verizon Communications Inc. (Bell Atlantic International, Inc., Bell Atlantic Latin America Holdings, Inc. and Bell Atlantic New Zealand Holdings, Inc., each a Delaware corporation (collectively, "Verizon")) and Vodafone Americas B.V., a limited liability company organized under the laws of The Netherlands ("Vodafone"), own 39.4% and 34.5%, respectively, of the 1,862,024,794 Securities outstanding (as of April 30, 2003). Of the 900,732,310 Series V Shares reported as outstanding by Iusacell (as of April 30, 2003), approximately 484,962,753 are held by persons other than Verizon and Vodafone, and of these, approximately 112,278,000 (as of June 24, 2003) are represented by ADSs. Thus, approximately 23% of the Series V Shares not held by Verizon or Vodafone are represented by ADSs that trade on the NYSE.

Applicable Provisions of Mexican Law

In Mexico, tender offers for securities registered with the CNBV are regulated by the Securities Law, the Regulations and the General Rules. Mexican counsel to Fintech Advisory and Fintech Mobile has advised us that a tender offer may not be carried out, nor may tender offer documents be disseminated, in Mexico, unless the tender offer and the tender offer materials comply with the Securities Law, the Regulations and the General Rules. As a result, dissemination in Mexico of the U.S. tender offer materials in conformity with U.S. laws, regulations and procedures would violate the Securities Law, the Regulations and the General Rules.

The Regulations provide that any person or group that, directly or indirectly, intends to acquire more than 50% of the voting stock of a company whose securities are registered with the CNBV must conform to a prescribed tender offer procedure. The Regulations also provide, among other things, that the offer must be for 100% of the capital stock of the issuer and the consideration offered must be the same regardless of the class or type of security.

There are a number of other aspects of Mexican law that conflict with U.S. law with respect to tender offers. For example, pursuant to the Regulations and the General Rules, the offer must be open for a period of at least 15 business days as compared to 20 business days in the United States. The Regulations also provide that the offer may be modified at any time prior to its expiration but, absent CNBV approval, only if the modification provides a more favorable treatment for the offerees and the offer period is extended for at least five business days. The General Rules contain a similar provision, but also provide that the offer may only be modified prior to its expiration in accordance with the terms set forth in the prospectus relating to the offer (which requires the previous authorization of the CNBV), and even then, the offer may only be extended if the modification is material. These offer extension provisions conflict with U.S. laws, which permit modifications to the offer regardless of their nature, provided that the offer remains open after such modification for certain prescribed periods.

Under Mexican regulations, the bidder must file for approval with the CNBV a preliminary prospectus providing, among other things: a description of the terms and conditions of the tender offer; the bidder's intention to de-register the securities of the target company from the Mexican National Registry of Securities, if applicable; a description of any agreement entered into by the bidder with other purchasers, shareholders or directors of the target company, or any other possible participant or third party, indicating the rights and obligations assumed in such agreement; and any other information that would be relevant to an investor in making an investment decision. All this information must be provided in Spanish. On July 18, 2003, Fintech Mobile filed a preliminary prospectus with the CNBV.

Within ten calendar days of the commencement of a Mexican tender offer, the Board of Directors of the target company must publish on the web site of the Mexican Stock Exchange its opinion regarding the tender offer. Directors who are also shareholders must publish through the same means no later than the beginning of the last business day of the tender offer period the decision they will make with respect to their securities.

As the Commission has recognized, the applicability of both Mexican and U.S. securities laws and regulations to transactions such as that contemplated by the Fintech Offers mandates a dual tender offer structure and exemptions from Rules 14d-10(a)(1) and 14e-5. See *In the Matter of Movil Access, S.A. de C.V. for Grupo Iusacell, S.A. de C.V.*, Exchange Act File TP 03-93 (June 24, 2003).

The Movil Access Offers

According to filings made with the Commission, the Movil Access Offers were commenced on June 30, 2003. In its U.S. offer, Movil Access is offering to purchase for cash (i) all outstanding Series V Shares held by persons who are not residents of Mexico at a price equal to the U.S. dollar equivalent of Ps. 0.05712180 per share and (ii) all outstanding ADSs at a price equal to the U.S. dollar equivalent of Ps. 5.712180 per ADS. In its Mexican offer, Movil Access is offering to purchase for cash all outstanding Series V Shares and Series A Shares at a price equal to Ps. 0.05712180 per share (paid in the form of pesos or the equivalent in U.S. dollars). Holders of Series V Shares who are not resident in Mexico may tender, at their option, into either the U.S. offer or the Mexican offer.

Pursuant to an acquisition agreement, dated as of June 12, 2003, among Movil Access, Biper, Verizon and Vodafone (the "Acquisition Agreement"), Verizon and Vodafone agreed to tender all Series A Shares and Series V Shares held by them (approximately 73.9% of the outstanding Securities in the aggregate) into the Mexican Offer. Pursuant to an escrow agreement, dated as of June 12, 2003, among Movil Access, Biper, Verizon, Vodafone, and The Bank of New York, as escrow agent (the "Movil Access Escrow Agreement"), Verizon and Vodafone transferred to the escrow agent all of the Series A Shares and Series V Shares beneficially owned by them, and Movil Access transferred to the escrow agent U.S.$10,000,000 (representing the United States dollar equivalent of the sum of all of the outstanding Securities multiplied by the respective offer price in the Movil Access Offers). Pursuant to the Acquisition Agreement and the Movil Access Escrow Agreement, the escrow agent has tendered all of Verizon's and Vodafone's deposited Securities into Movil Access's Mexican offer.

Pursuant to its terms, the Acquisition Agreement may be terminated, and Verizon and Vodafone may withdraw their tendered Securities and tender these Securities into another offer, if that offer is superior to the Movil Access Offers subject to certain requirements described in the Acquisition Agreement. We believe the Fintech Offers constitute a superior offer under the terms of the Acquisition Agreement. However, to date, Verizon and Vodafone have determined not to withdraw their Securities from the Movil Access Offers.

On July 7, 2003, Iusacell called special meetings of the holders of Series A Shares and Series V Shares and a general ordinary meeting of all shareholders of Iusacell to take place on July 25, 2003, for the purpose of voting upon resolutions, among other things, to accept the resignation of certain members of Iusacell's board of directors and to elect new members designated by Movil Access and Biper. The Acquisition Agreement requires that Verizon and Vodafone use their commercially reasonable efforts to cause such shareholders' meetings to be held before the closing of the transactions contemplated by the Acquisition Agreement and to cause all Securities owned by them or their respective affiliates to be voted in favor of the adoption of such resolutions, all of such resolutions to be effective as of the closing of the Movil Access Offers.

Movil Access's U.S. tender offer is currently scheduled to expire on Tuesday, July 29, 2003 (unless extended), and its Mexican tender offer is scheduled to expire on Monday, July 28, 2003 (unless extended).

The Fintech Offers

On July 17, 2003 (the "Announcement Date"), Fintech Advisory sent to the board of directors and audit committee of Iusacell a letter announcing its intention to make an offer to acquire all of the Securities in the form of cash tender offers at a substantially higher price than that offered in the Movil Access Offers, and urging Iusacell to reassess its decision set forth in a statement on Schedule 14D-9 filed with the Commission on July 14, 2003 to remain neutral with respect to the Movil Access Offers. Fintech Advisory also filed a Schedule TO relating to this pre-commencement communication, as well as to other communications with Verizon and Vodafone since then.

As described above, the Fintech Offers will be structured such that they will be substantially identical in all material respects to the Movil Access Offers (subject to exceptions described herein which are beneficial to Iusacell stockholders and are not material with respect to the requested relief). In order to comply with the Securities Law, the Regulations, the General Rules and applicable U.S. law, Fintech Mobile proposes to structure the Fintech Offers as follows:

1. A dual tender offer structure will be used identical to that used in the Movil Access Offers.

2. Fintech Mobile will offer to purchase each of the Securities at a price per share or ADS, as applicable, that is approximately double the price offered pursuant to the Movil Access Offers as of the date hereof.

3. Before commencement of the Fintech Offers, Fintech Mobile and Fintech Advisory will enter into an escrow agreement (the "Fintech Escrow Agreement") with Citibank, N.A., as escrow agent (the "Escrow Agent"), for the benefit of the holders of Securities. Pursuant to the Fintech Escrow Agreement, prior to commencement of the Fintech Offers, Fintech Mobile will transfer to the Escrow Agent a sum sufficient to purchase all of the outstanding Securities pursuant to the Fintech Offers. Unlike the Movil Access Escrow Agreement, neither Verizon nor Vodafone, nor any other Iusacell shareholder, will be required to be party to the Fintech Escrow Agreement.

4. Fintech Advisory and Fintech Mobile will undertake to perform all of the obligations of Movil Access and Biper with respect to Verizon and Vodafone under the Acquisition Agreement, to the extent applicable, as if Fintech Advisory and Fintech Mobile were parties to such Acquisition Agreement. Such performance by Fintech Advisory and Fintech Mobile will be subject to compliance with the terms of the agreement by Verizon and Vodafone.

5. The U.S. Offer will be open to all holders of ADSs and to holders of Series V Shares who are not resident in Mexico. The Mexican Offer will be open to holders of all Securities, including U.S. Residents (although holders of ADSs would first have to convert their ADSs into Series V Shares as described below). Holders of Series V Shares who are not resident in Mexico, including U.S. Residents, can tender, at their option, into either the U.S. Offer or the Mexican Offer, but not into both. To the extent holders of ADSs elect to participate in the Mexican Offer, they would have to pay a fee of up to U.S.$0.05 per ADS to the ADS Depositary for the conversion of their ADSs into Series V Shares and then tender such Series V Shares into the Mexican Offer. Both Fintech Offers will be cash offers. Except as may be required by the law governing each offer and except as noted in this letter, Fintech Mobile expects that the terms of the two Fintech Offers will be identical in all material respects. The terms described in this paragraph are identical to those of the Movil Access Offers.

6. The consideration in the Mexican Offer will be payable in Mexican pesos or U.S. dollars (equivalent to the Mexican peso amount calculated as the average of the exchange rates reported on each of the five consecutive business days ending two business days prior to the expiration date of the U.S. Offer by Reuters and Bloomberg on their FXBENCH page as the New York closing rate for the exchange of Mexican pesos and U.S. dollars (the "Applicable Exchange Rate")), at the election of the offeree. Such consideration will be paid at the same time to all Iusacell shareholders. The terms described in this paragraph are identical to those of the Movil Access Offers.

7. The consideration in the U.S. Offer will be payable in U.S. dollars equivalent to the Mexican peso price of the Mexican Offer, calculated at the Applicable Exchange Rate. The terms described in this paragraph are identical to those of the Movil Access Offers.

8. On July 18, 2003, Fintech Mobile filed with the CNBV and the Mexican Stock Exchange an application for approval of the Mexican Offer. The preliminary prospectus that was filed with the application has been made public by its posting on the web site of the Mexican Stock Exchange. The final prospectus approved by the CNBV will also be made public by posting it on the web site of the Mexican Stock Exchange on or before the commencement of the Offers (as applicable, the "Commencement Date"). In addition, Fintech Mobile will have to publish a notice of the Mexican Offer in a Mexican newspaper of national circulation on the Commencement Date and at least once every three days during the offer period.

9. As soon as practicable following the approval of the Mexican Offer by the CNBV, Fintech Mobile will commence the Mexican Offer. Fintech Mobile anticipates commencing the U.S. Offer on the same date and Fintech Mobile and Fintech Advisory will file with the Commission a Schedule TO with respect thereto and will deliver copies to Iusacell, Movil Access, Biper and the NYSE. Fintech Mobile also intends to publish in a newspaper of national circulation in the United States a tombstone-style advertisement setting forth the information generally required by Section 14(d) of the Exchange Act and Regulation 14D thereunder.

10. Promptly after the Commencement Date, Fintech Mobile will disseminate the U.S. Offer materials in accordance with U.S. law and the Mexican Offer materials in accordance with Mexican law.

11. The Regulations require that all holders of Series V Shares, including U.S. Residents, be allowed to participate in the Mexican Offer. The U.S. Offer materials will provide that U.S. Residents holding Series V Shares can tender into either the U.S. Offer or the Mexican Offer and that, to the extent the holders of ADSs elect to participate in the Mexican Offer, they would have to pay a fee of up to U.S.$0.05 per ADS to the ADS Depositary for the conversion of their ADSs into Series V Shares. In addition to describing the method for tendering into the U.S. Offer, the U.S. Offer materials will describe how U.S. Residents can tender Series V Shares in the Mexican Offer. The Mexican Offer materials will not be distributed to U.S. Residents; however, the Mexican Offer materials will be posted on the web site of the Mexican Stock Exchange.

12. The U.S. Offer will initially remain open for at least 20 business days after the filing date of the Schedule TO and the Mexican Offer will remain open for such period such that the two offers will be consummated at the same date and time. The U.S. Offer and the Mexican Offer materials will provide that Fintech Mobile may extend the Fintech Offers when it is required to do so by applicable laws and regulations. As in the Movil Access Offers, the U.S. Offer and the Mexican Offer materials will also state that, if, on or prior to the expiration date the conditions to either of the Fintech Offers are not satisfied (or waived to the extent permitted by the Fintech Offers), Fintech Mobile will extend the Fintech Offers in increments of five business days until all the offer conditions have been satisfied (or so waived); however, Fintech Mobile will not be required, and does not intend, to extend the Fintech Offers beyond December 11, 2003.

13. The U.S. Offer and the Mexican Offer materials will disclose the principal terms of the Fintech Escrow Agreement and Fintech Advisory's and Fintech Mobile's undertaking to perform all of the obligations of Movil Access and Biper with respect to Verizon and Vodafone under the Acquisition Agreement as described above.

14. Fintech Mobile has not purchased or made any arrangement to purchase Securities outside of the U.S. Offer from the Announcement Date and will not do so until expiration date of the U.S. Offer, except pursuant to the Mexican Offer.

15. If the prices per Series A Share and Series V Share in the Mexican Offer are increased, Fintech Mobile will (and the U.S. Offer materials will provide that Fintech Mobile will) make a corresponding increase to the prices to be paid per Series V Share and ADS pursuant to the U. S. Offer (taking into account the number of Series V Shares represented by each ADS). If the prices per Series V Share and ADS in the U.S. Offer are increased, Fintech Mobile will (and the Mexican Offer will provide that Fintech Mobile will) make a corresponding increase to the prices to be paid per Series A Share and Series V Share pursuant to the Mexican Offer.

16. In connection with the Fintech Offers, Fintech Mobile and Fintech Advisory will comply with applicable Mexican law, including the Securities Law, the

Regulations and the General Rules. Except as otherwise permitted pursuant to the relief requested herein, the Fintech Offers will comply with all provisions of applicable U.S. law.

Applicable Exchange Act Rules

1. Rule 14d-10(a)(1)

Rule 14d-10(a)(1) promulgated under the Exchange Act provides that no person shall make a tender offer for an equity security unless the offer is open to all security holders of the class of securities subject to the tender offer. The U.S. Offer will be open to all holders of ADSs and to all holders of Series V Shares who are not resident in Mexico. Conversely, the Mexican Offer will be open to holders of all Securities (including holders of ADSs as long as their ADSs are first converted into Series V Shares as described above). Literal application of Rule 14d-10(a)(1) would prohibit the dual structure of the Fintech Offers.

2. Rule 14e-5

Among other things, Rule 14e-5 promulgated under the Exchange Act prohibits a person making a tender offer for an equity security from, directly or indirectly, purchasing or making any arrangement to purchase such security (or any security which is immediately convertible into or exchangeable for such security), except pursuant to such offer. The prohibition continues from the time of the public announcement of the offer until the expiration of the offer period, including extensions thereof. Read literally, Rule 14e-5 could be interpreted to prohibit purchases of Securities pursuant to the Mexican Offer.

Discussion

1. Rule 14d-10(a)(1)

In October 1999, the Commission adopted certain exemptive rules for cross-border offerings, including tender offers, relating to the securities of foreign companies. The promulgating release (Release Nos. 33-7759, 34-42054, International Series Release No. 1208) (the "Cross-Border Release") indicates that the purpose of granting exemptions to Rule 14d-10 is to facilitate U.S. investor participation in these types of transactions. The Commission also stated that, when U.S. ownership is greater than 40%, it would consider relief on a case-by-case basis when there is a direct conflict between the U.S. laws and practice and those of the home jurisdiction.

As described above, there are several points of conflict between tender offer rules and practices in Mexico and in the United States. As indicated above, the Securities Law, the Regulations and the General Rules require that a tender offer for equity securities of a Mexican company registered with the CNBV (as is the case with Iusacell) must comply with certain disclosure, dissemination timing and other conditions that differ in some respects from U.S. rules and regulations. For example, (i) the CNBV must approve the tender offer prior to its commencement, (ii) the preliminary Mexican prospectus and the final Mexican prospectus approved by the CNBV must be made public by their posting on the website of the Mexican Stock Exchange on or before the commencement of the tender offer, (iii) the tender offer materials need only be disseminated to the participants in the Indeval Mexican clearing system,

(iv) the contents of the tender offer materials, although substantially similar to those required under the Exchange Act, are presented in a format that differs from Schedule TO, and (v) the tender offer materials must be written in the Spanish language. We believe the best method for reconciling the conflict between U.S. and Mexican laws and practices is the dual offer structure proposed herein.

The Commission has approved dual offer structures in prior orders. *In the Matter of Amershan International PLC*, Exchange Act Release No. 34-38797 (July 1, 1997), the Commission concluded that, in view of the existence of conflicting regulatory schemes and tender offer practices and the fact that U.S. holders and non-U.S. holders would be permitted to participate in tender offers on an equal basis, it was appropriate to allow a tender offer to be structured as two concurrent offers–one in the U.S. and one in the foreign jurisdiction. Based on this conclusion, the Commission granted an exemption from Rule 14d-10 and acknowledged that dual offers could be conducted without having the foreign offer subject to Section 14(d) of the Exchange Act and the rules thereunder. The Commission recently came to the same conclusion and granted similar relief in connection with the Movil Access Offers, to which, as stated above, the Fintech Offers will be substantially identical. See *In the Matter of Movil Access, S.A. de C.V. for Grupo Iusacell, S.A. de C.V.*, Exchange Act File TP 03-93 (June 24, 2003). We also direct the Commission's attention to other cross border tender offers for Mexican and other foreign companies in which such relief was granted. See *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C.V.* Exchange Act File TP 02-93 (October 14, 2002); and *In the Matter of Ivax Corp. 's Tender Offer Shares and ADSs of Laboratory Chile S.A.*, Exchange Act File TP 01-136 (June 5, 2001); *In the Matter of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depositary Shares of Banco Ganadero, S.A.*, Exchange Act File TP 01-108 (March 9, 2001). In substantially all of these instances, the level of U.S. ownership exceeded 40%.

In view of the fact that the U.S. Offer will be for all ADSs and for Series V Shares held by persons who are not resident in Mexico, and the Mexican Offer will be for all Series A Shares and Series V Shares, and that there are otherwise no material differences between the U.S. Offer and the Mexican Offer, Fintech Mobile and Fintech Advisory respectfully request that the Fintech Offers be exempted from compliance with Rule 14d-10(a)(l) of the Exchange Act to the extent necessary to conduct the Fintech Offers as described herein. Given (i) the protections afforded by the Mexican regulatory regime, (ii) that the Fintech Offers will be made on the same financial terms, (iii) the differences in the procedural requirements applicable to the Fintech Offers, (iv) that U.S. Residents who hold Series V Shares may not be excluded from the Mexican Offer, (v) that the Securities Law, the Regulations and the General Rules prohibit the wide dissemination in Mexico of the U.S. Offer materials, (vi) the fact that U.S. Residents will be able to tender their ADSs and Series V Shares in either Fintech Offer (although holders of ADSs wishing to participate in the Mexican Offer would have to pay a conversion fee to the ADS Depositary), and (vii) that similar relief was granted with respect to the Movil Access Offers, we believe that the requested exemption is both appropriate and consistent with the intent of the Cross-Border Release, the Exchange Act and prior Commission relief. In addition, given that shareholders who tender their Securities will receive substantially greater consideration for their tendered shares than offered by Movil Access, we believe that the requested exemption will benefit all Iusacell shareholders, including U.S. shareholders, and permit Fintech Mobile to compete effectively as a third-party bidder for the Securities.

2. Rule 14e-5

Paragraph (d) of Rule 14e-5 states that the Commission may grant an exemption from the provisions of Rule 14e-5, either unconditionally or on specified terms and conditions, to any transaction.

In the Cross-Border Release, the Commission has eliminated, subject to compliance with certain conditions, the provision of Rule 14e-5 for cross-border tender offers in which U.S. shareholders represent less than 10% of the outstanding shares and has provided for continued review of exemption requests, on a case-by-case basis, in situations, such as the instant case, where United States ownership exceeds (or is presumed to exceed) 10%. We believe the exemptive relief required from Rule 14e-5 with respect to the Mexican Offer is, in large measure, contemplated by or consistent with the exemptive relief granted in connection with other, similarly structured tender offers, including the substantially identical Movil Access Offers. See *In the Matter of Movil Access, S.A. de C.V. for Grupo Iusacell, S.A. de C.V.*, Exchange Act File TP 03-93 (June 24, 2003). See also *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LLC and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Geinez S.A. de C. V.*, Exchange Act File TV 02-93 (October 14, 2002); *In the Matter of The AES Corporation Tender Offer for Shares and ADSs of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV)*, Exchange Act File TP 01-239 (October 22, 2001); and *In the Matter of Ivax Corp.'s Tender Offer for Shares and ADSs of Laboratorio Chile, S.A.*, Exchange Act File TP 01-136 (June 5, 2001).

We also direct the Commission's attention to the following letters, among others, where the Commission recognized that the interests of international comity may require an acquisition of shares to be conducted pursuant to two separate tender offers, each subject to the laws of a different country. In each case, the Commission provided the bidder with an exemption from Rule 14e-5 (formerly Rule 10b-13) so that the non-U.S. offers could be made during the pendency of the U.S. Offer. See *In the Matter of Movil Access, S.A. de C.V. for Grupo Iusacell, S.A. de C.V.*, Exchange Act File TP 03-93 (June 24, 2003); *In the Matter of The Pepsi Bottling Group, Inc., Bottling Group LW and PBG Grupo Embotellador Hispano-Mexicano S.L.'s Tender Offer for Shares, CPOs and GDSs of Pepsi-Gemex, S.A. de C V.*, Exchange Act File TP 02-93 (October 14, 2002); *In the Matter of Exchange Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Ordinary Shares and ADSs of BBVA Banco Francés*, Exchange Act File TP 01-118 (April 19, 2001); and *In the Matter of Offer by Banco Bilbao Vizcaya Argentaria, S.A. for Common and Preferred Shares and American Depository Shares of Banco Ganadero, S.A.*, Exchange Act File TP 01-108 (March 9, 2001).

Rule 14e-5 is designed to prevent manipulative and deceptive practices pursuant to which an offeror purchases (or arranges to purchase) shares outside of a tender offer, either during the offer or promptly following it. Because the proposed dual offer structure involves purchases pursuant to a foreign tender offer, none of those concerns are relevant here. Furthermore, Fintech Mobile's intention to make purchases pursuant to the Mexican Offer and the purchases themselves will be fully disclosed to U.S. shareholders who will be assured the benefit of the same price paid in the Mexican Offer.

Holders of ADSs and U.S. Residents who hold Series V Shares will be entitled to participate in the U.S. Offer on terms at least as favorable as those offered to holders of Series V Shares in the Mexican Offer. Holders of Series V Shares will be entitled to participate in the Mexican Offer on terms at least as favorable as those offered to holders of ADSs and U.S. Residents who hold Series V Shares in the U.S. Offer.

Therefore, Fintech Mobile and Fintech Advisory respectfully request exemptive relief from the provisions of Rule 14e-5 pursuant to Rule 14e-5(d) with regard to purchases made pursuant to the Mexican Offer.

Relief Requested

1. Rule 14d-10(a)(1) Relief

Fintech Mobile and Fintech Advisory respectfully request exemptive relief from Rule l4d-10(a)(i) under the Exchange Act with respect to the Mexican Offer and the U.S. Offer in order that the dual offer structure as described is this letter may proceed as contemplated.

2. Rule 14e-5 Relief

Fintech Mobile and Fintech Advisory respectfully request exemptive relief from Rule 14e-5 under the Exchange Act to allow Fintech Mobile to make the Mexican Offer and to purchase the Series A Shares and Series V Shares thereunder after the public announcement, but prior to the expiration, of the U.S. Offer.

* * *

In view of the required timetable to commence the Fintech Offers (and in particular the Iusacell shareholders' meetings to be held on July 25, 2003 and the scheduled expiration of the Movil Access Offers on July 28, 2003 and July 29, 2003), we respectfully request that the Commission issue the requested exemptive relief as soon as practicable. If you require any further information or have any questions please contact me at (212) 225-2838.

Very truly yours,



David Leinwand

cc: Julio Herrera, Fintech Advisory Inc.